

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Robert Spignesi
President and Chief Executive Officer
Rapid Micro Biosystems, Inc.
1001 Pawtucket Boulevard West, Suite 280
Lowell, MA 01854

> **Re: Rapid Micro Biosystems, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 7, 2021**
> **CIK No. 0001380106**

Dear Mr. Spignesi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Market, page 6

1. We note the disclosure added in response to our prior comment 4. Please provide details regarding Health Advances LLC and the company's relationship thereto, including whether or not any studies were commissioned in connection with the registration statement. If so, please consider the application of Securities Act Rule 436.

Management's Discussion and Analysis, page 62
Critical accounting policies and significant judgments and estimates, page 79

2. We have read your response to comment 8 in our letter dated April 19, 2021. Please

further clarify how, if the System will accept only your Consumables to complete ongoing testing and orders for such Consumables are typically placed separately from that of the System, your customers benefit from the use of the System "[u]pon purchase". Please clarify if orders for Consumables are typically placed only after the completion of validation services. Finally, in the cases when a customer purchases the System and Consumables at the same time, confirm, if true, whether you allocate the contract's transaction price to each performance obligation on a relative standalone selling price basis, as you have indicated you do when the LIMS connection software is purchased as part of the initial System sale.

Business

Intellectual property, page 109

3.   We note your response to prior comment 10. Please further revise your disclosure to include:
   •   the type of patent protection for the patents issued or applied for (i.e., composition of matter, use or process);
   •   the expiration year of each patent or pending patent application on an individual basis;
   •   the identity of the European countries in which you have issued patents with respect to your (i) your technology related to rapid detection of replicating cells and (ii) your cassette for sterility testing.
   In this regard, it may be useful to provide tabular disclosure.

License Agreement, page 109

4.   We note your response to our prior comment 9. Please provide more specificity around the fixed dollar royalty range. As drafted, a range of "the low to mid thousands of dollars" may be widely interpreted and could mean $1,000 to $5,000 or $1,000 to $50,000. Please revise.

   You may contact Jenn Do at 202-551-3743 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes